Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES THAT INSIGHTEC'S EXABLATE NEURO SYSTEM
HAS BEEN APPROVED FOR COMMERCIAL USE IN CANADA

Tel Aviv, Israel, May 24, 2016, Elbit Imaging Ltd. (TASE, NASDAQ: EMITF) ("Elbit" or the "Company") announced today that it was informed by INSIGHTEC Ltd. ("INSIGHTEC"), that Health Canada has approved its Exablate Neuro system for the treatment of essential tremor.

INSIGHTEC’s Exablate Neuro platform is transforming medicine by presenting a non-invasive treatment alternative that combines two technologies: Focused Ultrasound, which is used to lesion the targeted tissue deep in the brain, and Magnetic Resonance Imaging (MRI), which is used to guide the ultrasound waves to the specific target tissue and provide real-time feedback on treatment progress and outcomes.

Essential tremor is the most common movement disorder, affecting millions people worldwide. It is a progressive and debilitating neurological condition that causes a rhythmic trembling of the hands, head, voice, legs or trunk.

Exablate Neuro was investigated as a treatment alternative for these patients.

The Company holds approximately 89.9% of the share capital of Elbit Medical Technologies Ltd. (TASE: EMTC-M) (86.2% on a fully diluted basis) which, in turn, holds approximately 31.3% of the share capital in INSIGHTEC (26.6% on a fully diluted basis).

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial centers - initiation, construction, and sale of commercial centers and other mixed-use property projects, predominantly in the retail sector, located in Central and Eastern Europe. In certain circumstances and depending on market conditions, the Group operates and manages commercial centers prior to their sale. (ii) Hotel - operation and management of the Radisson hotel Complex in Bucharest, Romania. (iii) Medical industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine. (iv) Plots in India - plots designated for sale initially designated to residential projects.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, a change in market conditions, a decision to deploy the cash for other business opportunities and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2015, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained in our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact
Ron Hadassi
Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com